FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished by the registrant to the Securities and Exchange Commission on February 27, 2015 (the “Original Report”).  This Amended Report amends the Original Report (i) to correct the weighted average interest rate as of December 31, 2014, found on page 10 of the Original Report, to 9.9% in place of the previously reported rate of 13.2% and (ii) to correct the increase in interest expense in 2014 as compared to 2013, found in the body of the text on page 9 of the Amended Report, to 42% in place of the previously provided increase of 34%. There are no other changes to the information in the Original Report reflected in this Amended Report.

This report on Form 6-K/A of ICA Corporation supersedes and replaces the report on Form 6-K of ICA Corporation dated February 27, 2015 (accession number 0000903423-15-000170) in its entirety.

Empresas ICA Announces Unaudited

Fourth Quarter and Full Year 2014 Results

February 27, 2015, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today its unaudited results for the fourth quarter and full year 2014, which have been prepared in accordance with International Financial Reporting Standards.

Summary for the fourth quarter and full year 2014

Fourth quarter 2014 revenues grew substantially, with increases in all segments. Adjusted EBITDA rose 19% to Ps. 1,510 million as compared to 4Q13.

During the full year 2014, ICA delivered sustained growth in revenues, margins, and backlog, with revenue growth in excess of guidance. Adjusted EBITDA reached a record Ps. 6,138 million, with an Adjusted EBITDA margin of 16.7%. The Construction segment delivered 24% growth in revenue and a 31% increase in Adjusted EBITDA, as a result of the favorable performance of works contracted in Mexico and the consolidation effective 2Q14 of Facchina Construction Group (FCG) in the U.S. Consolidated backlog rose 16% to Ps. 35,545 million. Concessions segment revenues rose 21% and Adjusted EBITDA increased 11%, as a result of the high rates of vehicle traffic growth. The Airports segment continues to deliver strong, stable results reflecting the double-digit increases in passenger traffic.

For the full year and specifically in 4Q14, ICA’s comprehensive financing cost was affected by the depreciation of the Mexican peso against the U.S. dollar. This affected the net result and leverage ratios. However, the currency depreciation does not have an immediate impact on cash flows.

•	Construction backlog grew 16% to Ps. 35,545 million, as compared to December 31, 2013. In addition, long-term contracts for mining and other services were Ps. 5,108 million.
•	In addition, backlog of non-consolidated subsidiaries and joint ventures rose 297% to Ps. 43,921 million, of which ICA’s proportionate share was Ps. 21,230 million.

For more information please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608

Gabriel de la Concha

gabriel.delaconcha@ica.mx

Corporate Finance Director and Treasurer

Victor Bravo

victor.bravo@ica.mx

Chief Financial Officer

In the US: Daniel Wilson

+(1212) 689 9560

dbmwilson@zemi.com

•	The Construction segment contributed 80% of consolidated revenues and 36% of Adjusted EBITDA in 4Q14.
•	Concessions contributed 11% of revenues and 39% of Adjusted EBITDA in 4Q14.
•	The traffic volumes for the concessioned highways in 4Q14 rose 16% as a result of traffic growth in most of the operating projects.

•	As of December 31, 2014, Concessions participated in 17 projects: ten highways, four water projects, two social infrastructure projects and one port. Of these, ten were operational, one in the testing phase, and six were under construction.
•	Airports contributed 9% of revenues and 25% of Adjusted EBITDA in 4Q14.
•	Consolidated net loss was Ps. 1,826 million in 4Q14, and the loss of the controlling interest was Ps. 2,086 million, equivalent to Ps. 3.47 per share or US$ 0.94 per ADS. The loss resulted principally from the exchange loss of Ps. 2,845 million included in comprehensive financing cost.

ICA 4Q14 Results	www.ir.ica.mx	2 of 27

Construction

•	Construction revenues increased 49% to Ps. 8,427 million in 4Q14, as compared to 4Q13. FCG contracts, the Barranca Larga – Ventanilla highway, and the Mitla-Tehuantepec highway made the largest contributions to revenues.
•	Operating income for the quarter was Ps. 417 million. For the full year, operating income increased 64% to Ps. 1,457 million.
•	Adjusted EBITDA was Ps. 581 million, with an Adjusted EBITDA margin of 6.9%. Adjusted EBITDA for the full year 2014 was Ps. 2,085 million with an Adjusted EBITDA margin of 7.7%.
•	Construction segment debt decreased 23% to Ps. 6,462 million, compared to December 2013, a reduction of Ps. 1,945 million. Cash was Ps. 1,679 million as of December 31, 2014, an increase of 48% from the end of 2013.

ICA 4Q14 Results	www.ir.ica.mx	3 of 27

Construction Backlog

•	Construction backlog was Ps. 35,545 million as of December 31, 2014, 16% above the December 2013 level, and was equivalent to 18 months work at the average rate for 2014.
•	New contracts and net contract additions were Ps. 9,126 million in 4Q14. The principal new projects were the Veracruz Technology Center and the Santa Maria reservoir dam. Projects outside of Mexico were 11% of backlog.

Contracted Mining and Other Services

•	As of December 31, 2014, ICA also had Ps. 5,108 million in long-term mining and other services contracts, principally in San Martín Contratistas Generales.

ICA 4Q14 Results	www.ir.ica.mx	4 of 27

Concessions

•	Concessions revenues increased 10% to Ps 1,149 million, as compared to 4Q13. For the full year, revenues grew 21% to Ps. 4,816 million. The operating concessions were the principal contributors to the growth in revenues.
•	Adjusted EBITDA decreased 11% to Ps. 629 million, as the result of the sale of an asset related to the Corredor Sur in Panama in 4Q13. The Adjusted EBITDA margin was 54.8%. For the full year 2014, Adjusted EBITDA was Ps. 2,402 million, with a margin 49.9%.
•	Debt was Ps.18, 793 million as of December 31, 2014, an increase of 32% as compared to December 31, 2013, as a result of disbursements for projects under construction; 71% of the total is associated with projects in operation, and the balance with projects under construction.
•	The segment’s cash balances increased to Ps. 2,264 million as of December 31, 2014.

•	Average Daily Traffic Volumes (ADTV) on consolidated highways increased 16% in 4Q14, principally because of increased traffic on the Rio Verde-Ciudad Valles (+51%), Rio de Los Remedios-Ecatepec (+23%), and the La Piedad bypass (+17%). For the full year, traffic grew 28%, led by Rio Verde-Ciudad Valles (+90%) and Rio de los Remedios (+38%).

ICA 4Q14 Results	www.ir.ica.mx	5 of 27

Operating Concessions Information

ICA 4Q14 Results	www.ir.ica.mx	6 of 27

Airports

Ps. million	4Q13	4Q14	%Chg	12 months 2013	2014	%Chg
Total Revenues	**944**	**977**	**3**	**3,420**	**3,770**	**10**
Aeronautical	569	648	14	2,269	2,533	12
Non- Aeronautical	218	249	14	797	890	12
Construction and other	157	80	(49)	354	347	(2)
Operating Income	157	338	116	1,145	1,516	32
Adjusted EBITDA	**233**	**415**	**78**	**1,395**	**1,790**	**28**
Operating Margin	16.6%	34.6%		33.5%	40.2%	
Adjusted EBITDA Margin	**24.7%**	**42.5%**		**40.8%**	**47.5%**	

	Dec-13	Dec-14	%Chg
Cash and Cash Equivalents	1,550	2,810	81
Total Debt	3,103	4,818	55

Passenger Traffic (thousands)	4Q13	4Q14	%Chg	Dec-13	Dec-14	%Chg
Total	**3,435**	**3,928**	**14**	**13,292**	**14,695**	**11**
Domestic	2,980	3,399	14	11,459	12,692	11
International	455	529	16	1,833	2,003	9

•	Total revenues reached Ps. 977 million in 4Q14, as a result of increases in aeronautical and non-aeronautical revenues of 14% each, principally as a result of traffic growth and commercial and diversification initiatives.
•	Terminal passenger traffic increased 14% to 3.9 million in 4Q14; domestic traffic grew 14% and international traffic increased 16%.
•	Adjusted EBITDA increased 78% to Ps. 415 million in 4Q14, with an Adjusted EBITDA margin of 42.5%. For the full year, Adjusted EBITDA was Ps. 1,790 million, with a margin of 47.5%.
•	Debt was Ps. 4,818 million as of December 31, 2014, an increase of 55% as compared to December 31, 2013. The increase reflects the placement in 2Q14 of Ps. 3,000 million in notes due 2021 to finance Master Development Plan and strategic investments. The ratio of net debt to EBITDA was 1.1.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

ICA 4Q14 Results	www.ir.ica.mx	7 of 27

Consolidated Results for the Fourth Quarter and Twelve months of 2014

•	Revenues increased 42% to Ps. 10,962 million in 4Q14. For the full year, revenues increased 24% to Ps. 36,757 million, with growth in all three principal business segments.
•	Cost of sales increased 51% in 4Q14 and was equivalent to 81% of revenues, as compared to 76% in 4Q13. The increase was principally the result of the larger share of total revenues provided by Construction, which has lower margins. For the full year, costs increased 24%, and were equivalent to 79% of revenues.
•	Selling, general, and administrative expenses were Ps. 956 million in 4Q14, equivalent to 8.7% of revenues. For the full year, SG&A increased only 2%, and was equivalent to 8.3% of revenues as compared to 10.2% in 2013.
•	Other income (loss) was a loss of Ps. 140 million in 4Q14 and a loss of Ps. 181 million in the full year.
•	Operating income increased 25% to Ps. 1,021 million in 4Q14, with an operating margin of 9.3%. For the year, operating income rose 40% to Ps. 4,375 million, with an 11.9% operating margin.
•	Adjusted EBITDA increased to Ps. 1,510 million, an increase of Ps. 246 million with an EBITDA margin of 13.8% as compared to 4Q13. For the full year, Adjusted EBITDA increased 30% to Ps. 6,138 million with an EBITDA margin of 16.7%.

ICA 4Q14 Results	www.ir.ica.mx	8 of 27

•	Comprehensive financing cost was Ps. 4,102 million in 4Q14 and Ps. 8,381 million in the full year. The increases were principally the result of exchange losses from the depreciation of the peso against the dollar. For the full year, interest expense rose 42% compared to 2013 as a result of the early amortization of the capitalized costs for the prepayment of a portion of the 2017 notes, and from the effect of the calculation of the net present value of the liability resulting from the fiscal deconsolidation that occurred in 2013.
•	Share of earnings of affiliated companies and joint ventures decreased 20% to Ps. 218 million in 4Q14. For the full year, they rose 57% to Ps. 549 million. The annexes to this report include supplementary information on the performance of these affiliates and joint ventures.
•	Discontinued operations include the after-tax operating results of the social infrastructure projects.
•	Consolidated net loss was Ps. 1,826 million in 4Q14 and Ps. 2,086 million for the full year 2014.
•	Net loss of the controlling interest was Ps. 2,082 million in 4Q14, or Ps. 3.47 per share and US$ 0.94 per ADS. For the full year, the net loss of the controlling interest was Ps. 3,024 million, or Ps. 4.96 per share and US$ 1.35 per ADS.

Investments

•	During 4Q14, ICA investments totaled approximately Ps. 5,226 million. It is important to note that the investments in Concessions and other projects are expected to generate revenues from the operation of the assets upon completion of construction and start of operations.
•	ICA participates across the entire cycle of developing infrastructure projects: including formulation, engineering, structuring and financing, construction, operation, and management as part of a

ICA 4Q14 Results	www.ir.ica.mx	9 of 27

portfolio of assets. This is a dynamic process that implies monetizing assets that are in the operating stage, while arranging new projects under development.

Debt

•	Total debt was Ps. 53,779 million as of December 31, 2014, a 39% increase as compared to December 31, 2013. Of the increase, 21.5% was as a result of the depreciation of the peso against the dollar, and the balance represented borrowings in the various business units (except Construction, which reduced debt 30.1%). The currency depreciation increased reported debt levels by Ps. 2,845 million in 4Q14 and Ps. 3,263 million for the full year 2014. The depreciation effect resulted in an increase in the Net Debt/Adjusted EBITDA ratio from 7.0 in 2013 to 7.6 in 2014. Capital market operations during 2Q14 reduced short term debt by 48.5% at the time.
•	Total cash and cash equivalents as of December 31, 2014 was Ps. 7,084 million, an increase of Ps. 1,667 million compared to December 31, 2013. Restricted cash was Ps. 1,345 million. Net debt was Ps. 46,695 million as of December 31, 2014.

•	Construction accounted for 12% of total debt, and consisted principally of short-term working capital credit lines required to carry out the work program. The source of payment of these obligations is client payments and advances.
•	Concessions accounted for 35% of total debt. Such debt consisted principally of structured project finance credit facilities. Each project carries its own debt which will be paid with the revenues generated by the project. This debt is expected to be gradually amortized as resources are generated from project operation.

ICA 4Q14 Results	www.ir.ica.mx	10 of 27

•	Corporate and other debt represented 44% of total debt, and consisted principally of the three U.S. dollar-denominated notes issued by the parent company. The source of payment for these obligations are dividend payments from ICA subsidiaries, fees, and other cash generated by operating companies and paid to the parent.
•	Airports accounted for 9% of total debt.

•	35% of debt as of December 31, 2014 was bank debt, and 65% was securities debt. Short-term debt represented 12% of the total, compared to 25% as of December 31, 2013. 53% of debt was denominated in foreign currency, principally U.S. dollars. The interest payment coupons have been hedged for the period when the bonds have call protection, i.e., through 2017 for the bonds due 2021 and 2019 for the bonds due 2024.
•	ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks. ICA expects to be active in the capital markets to finance or refinance infrastructure projects that generate value for the Company.

ICA 4Q14 Results	www.ir.ica.mx	11 of 27

2015 Outlook

ICA expects that revenues will increase by 10% to 12% percent in 2015, with an Adjusted EBITDA margin of 14% to 16%, excluding one-time gains or losses. This outlook is supported by the Company’s substantial backlog of projects and international businesses.

ICA also expects to realize total gross proceeds from asset monetizations of at least Ps. 5,000 million in 2015. Most proceeds are expected to be used for debt reduction.

This outlook is based on current exchange rates and existing timetables for project execution and the pipeline of potential projects in Mexico and abroad. Numerous factors, including changes in the overall economic environment, delays in project execution, delays in receiving governmental approvals for asset sales, or inability to contract required financing, among others, could affect this outlook. ICA undertakes no obligation to revise or update this outlook based on changed conditions.

Conference Call Invitation

•	ICA’s conference call will be held on Monday, March 2, at 11:00 am Eastern Time (10:00 am Mexico City time). To participate, please dial toll-free (855) 826-6151 from the U.S. or +1 (559) 549-9841 internationally. The conference ID is 83680644. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://ir.ica.mx.
•	A replay will be available until March 9, 2015 by calling toll-free (855) 859-2056 from the U.S. or +1 (404) 537-3406 internationally, again using conference ID 83680644.

ICA 4Q14 Results	www.ir.ica.mx	12 of 27

Consolidated Financial Statements

ICA 4Q14 Results	www.ir.ica.mx	13 of 27

ICA 4Q14 Results	www.ir.ica.mx	14 of 27

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

Ps. Million	Jan 1 - Dec 31 2013	2014
Operating Activities		
Consolidated net income (loss)	**1,422**	**(2,086)**
Taxes	(596)	(929)
Other non-cash expenses	(118)	884
Items related to investing activities	**95**	**(456)**
Depreciation and amortization	1,022	1,071
Share in loss of associated companies	(350)	(549)
Other	(577)	(978)
Items related to financing activities	**5,356**	**10,172**
Interest expense	3,857	4,466
Unrealized exchange rate fluctuation	263	3,073
Valuation of derivative financial instruments	326	206
Other	910	2,428
Resources used in operations	**(5,992)**	**(5,693)**
Net flow from operating activities	**168**	**1,891**
Investing activities		
Acquisition of businesses	0	(257)
Acquisition of real estate, machinery and equipment	(357)	(728)
Acquisition of other long term assets	(5,074)	(4,009)
Sale of real estate, machinery and equipment and other investments	5,592	348
Other	640	(579)
Net flow from investing activities	**801**	**(5,226)**
Financing activities		
Borrowings	17,609	35,650
Debt payments	(16,719)	(23,625)
Interest expense	(3,781)	(4,038)
Decreases in minority interest	2,183	(849)
Share sales (repurchases) , net	(140)	227
Financing for financial derivatives	(335)	(596)
Other	(970)	(1,820)
Net cash flow from financing activities	**(2,152)**	**4,948**
Net change in cash and cash equivalents	**(1,183)**	**1,613**
Adjustments in cash flow for exchange variations	(3)	54
Cash and cash equivalents at beginning of period	6,603	5,417
Cash and cash equivalents at end of period	**5,417**	**7,084**

ICA 4Q14 Results	www.ir.ica.mx	15 of 27

ICA 4Q14 Results	www.ir.ica.mx	16 of 27

ICA 4Q14 Results	www.ir.ica.mx	17 of 27

ICA 4Q14 Results	www.ir.ica.mx	18 of 27

ICA 4Q14 Results	www.ir.ica.mx	19 of 27

Annexes: Complementary Information

Construction Backlog

Concessions Portfolio

ICA 4Q14 Results	www.ir.ica.mx	20 of 27

Non-Consolidated Affiliates and Joint Ventures

Construction

•	This includes the results of ICA Fluor (ICA’s share 51%), Grupo Rodio Kronsa (50%), and the construction companies for the Nuevo Necaxa-Tihuatlán highway (60%) and the El Realito aqueduct (51%).

Non-Consolidated Backlog

•	Non-consolidated backlog reached Ps. 43,921 million as of December 31, 2014.
ICA 4Q14 Results	www.ir.ica.mx	21 of 27

•	Non-consolidated construction affiliates reported new contracts and net contract additions of Ps. 26,849 million in 4Q14, including the Tula Refinery Phase II and the well pad modules for Shell Canada.

Concessions

•	Includes principally the concessions for the Nuevo Necaxa-Tihuatlán highway (with ICA holding a 50% interest), the Mitla-Tehuantepec highway (60%), the El Realito aqueduct (51%), the Querétaro Aqueduct II (43%), the Lázaro Cárdenas Port operator (5%), and Proactiva Medio Ambiente (49%).

ICA 4Q14 Results	www.ir.ica.mx	22 of 27

Corporate and Other

•	Includes principally Actica (ICA’s interest in the company is 50%) and Los Portales in Peru (50%).

ICA 4Q14 Results	www.ir.ica.mx	23 of 27

Notes and Disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2013, which were also prepared under IFRS.

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2013.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 14.7348 per U.S. dollar as of December 31, 2014, Ps. 13.0652 as of December 31, 2013.

ICA Fluor: ICA Fluor Daniel, S. de R.L. de C.V. (ICAFD) is a 51%-owned ICA company with shared control. Its principal business includes the engineering, procurement, and construction of all types of industrial facilities, including civil, electromechanical, and maritime works. It is part of ICA’s industrial construction segment.

Effective 4Q14, ICAFD is included in the segment information in the notes to the ICA’s consolidated financial statements, on a proportional basis. This change results from a change in the internal structure of ICAFD that occurred in 4Q14 related with reporting of information. In accordance with IFRS 8 “Operating Segments”, the restructuring of the segment information is being provided for prior periods.

Facchina Construction Group (FCG): In 2Q14, ICA acquired 100% of the shares of Facchina Construction Company, Inc. FCG’s principal businesses include highway construction, residential

ICA 4Q14 Results	www.ir.ica.mx	24 of 27

developments, and commercial construction. The acquisition price included an initial payment of US$ 54.3 million, with additional payments during the period 2014-2019 based on EBITDA margins. The maximum purchase price is capped at US$ 100 million.

The fair value of the assets acquired, at the time of purchase, were:

(‘000)	Dec. 31, 2014
Financial assets	US$ 1,203,887
Inventory, PP&E, and other LT assets	300,108
Identifiable assets	69,654
Financial liabilities	(748,172)
825,477
Goodwill	341,810
Net assets acquired	US$ 1,167,287

For the year ended December 31, 2014, ICA included in its consolidated financial results the following FCG results:

(‘000)
Revenue	Ps.2,685,360
Operating (loss)	(3,203)
Net income	69,245

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by fourth party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging

ICA 4Q14 Results	www.ir.ica.mx	25 of 27

derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenues are composed of the following:

•	Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
•	Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
•	Financial income: is equal to the financial cost that is capitalized in value of the financial asset constructed.
•	Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance, construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

RCO: Red de Carreteras de Occidente, S.A.B. de C.V. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion Works, in accordance with the Concession Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

SPC: Services Provider Contract. 22-year contract for the provision of services to the Ministry of Government, including the construction and operation of social infrastructure.

ICA 4Q14 Results	www.ir.ica.mx	26 of 27

Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

•	Actinver - Ramón Ortiz Reyes
•	BBVA Bancomer - Francisco Chávez
•	Banorte-Ixe - José Itzamna Espitia
•	Barclays - Pablo Monsiváis
•	Bank of America Merrill Lynch - Carlos Peyrelongue
•	Citi - Dan McGoey
•	Deutsche Bank - Esteban Polidura
•	GBM - Javier Gayol
•	HSBC - Alexandre Falcao
•	Intercam - Enrique Mendoza
•	Invex - Ana Hernández
•	ITAU - Roberto Barba
•	Monex - Roberto Solano
•	Morgan Stanley - Nikolaj Lippmann
•	Santander - Toe Matsumura
•	UBS - Marimar Torreblanca
•	Vector - Jorge Plácido

This report contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.mx/ir.

ICA 4Q14 Results	www.ir.ica.mx	27 of 27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer

Exhibit 99.1

(Translation) File 151.112.32

NATIONAL BANKING AND SECURITIES COMMISSION

LIC. RAFAEL COLADO IBARRECHE

Chief Supervisor of Issuers

LIC. ANDREA FABIOLA TINOCO H.

Chief Supervisor for Compliance with Stock Market Supervision

Mexico City, February 27th, 2015

RE: 151-2/76211/2009

RODRIGO A. QUINTANA KAWAGE, acting in my capacity as legal representative of Empresas ICA S.A.B. de C.V. (ICA or “the Issuer”) with an address for notifications located at Blvd. Manuel Ávila Camacho No. 36, 15th floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District, and being duly registered before the National Banking and Securities Commission (CNBV) respectfully appear and state the following:

On January 20, 2009 I was notified of Order No. 151-2/76211/2009, File 151.112.32 which requested that ICA disclose qualitative and quantitative information regarding ICA’s exposure to financial derivative instruments, whether to increase profitability or to hedge risks, in order to provide investors information that would allow them to understand ICA’s operations with financial derivative instruments.

Based on the foregoing requirement, we state the following:

I. Qualitative and Quantitative Information

i) ICA only contracts hedging instruments in order to reduce the uncertainty on the return on its projects. It is the policy to contract financial instruments at the level of the project in order to mitigate the risks resulting from interest rates and exchange rate fluctuations. From an accounting perspective, the derivative instruments may be classified as hedging instruments or trading instruments, although in all cases the objective is to mitigate risks to which ICA is exposed in its projects. Interest rate hedges are established based on a notional value with the objective to cap maximum financial costs.

Exchange rate hedges are contracted to ensure that the project will have sufficient resources for labor costs and inputs that are incurred in currencies different from those provided by the financing of the project, which is in the same currency as the source of repayment. ICA contracts all derivatives in the subsidiaries where the projects are located.

The contracting of financial derivatives is linked to the financing of projects, as a result of which it is often the case that the counterparty is the same institution that is providing the financing or one of its. These derivatives are non exchange traded (OTC) derivatives.

Our internal control policies state that the contracting of credits (tied to the financing of projects) and the risks inherent in the projects require collaborative analysis by representatives from the Finance, Law, Administration, and Operations areas, prior to any approval. This analysis also includes the use of derivatives to hedge the risks of the financing. Once this analysis has been concluded and documented, the responsibility for contracting derivatives belongs to the Finance area, in accordance with internal control policy.

The hedging instruments are contracted to fix the variable interest rates of the loans. The changes between the fair value of these instruments and the primary positions are compensated at an inverse correlation within a range between 80% and 125%. These instruments are classified as highly effective.

The decision to contract derivative financial instruments is linked to the amount and level of financing for the project. The levels of authorization do not expressly contemplate requiring the authorization of the Corporate Practices or Audit Committees. With respect to approval authorization levels, ICA has documented policies, of which the most important are the following:

▪	The Chief Executive Officer, the Vice President for Finance and Administration, and/or the responsible Finance officer have limits on their authorities to act, whether in terms of amounts or for unusual or non-recurring operations.
▪	The Chief Executive Officer has the authority to establish limits on the approval authorities of other Officers in terms of amounts or kind of operation.
▪	In the event that a higher level of authorization is required, the Board of Directors will make the approval, after considering the opinion of the Chief Executive Officer and/or the applicable Committees.

The derivatives that are contracted do not have margin calls, in accordance with what is negotiated with each counterparty. For those projects that require collateral, the policy is that any required deposits to be made or standby letters of credit be provided at the time of contracting the derivative. This collateral will only be payable in the event of non-compliance.

In accordance with the standards of the International Swaps and Derivatives Association (ISDA), it is agreed that counterparties may act as valuation or calculation agents, in order to determine fair value and required payments.

While there is no formal risk committee, as previously stated various areas participate in the evaluation, administration, and monitoring of project risks (both financial and operational). As regards risk administration, there are documented processes that require the periodic review of risks.

ii) ICA uses the valuations of counterparties (valuation agents) and a price provider authorized by the CNBV in order to calculate the fair value of derivative positions for accounting purposes. The valuations are made using formal, documented methodologies. The calculated values are based on fair value measurements techniques recognized in the financial sector and supported by sufficient, reliable and verifiable information. The data used for the calculations comes from reliable and verifiable sources that reflect market prices.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded in the balance sheet. In addition to the valuations that are received, the pricing provider carries out tests of effectiveness for the derivatives that qualify as hedging instruments from an accounting perspective.

When the transactions comply with all hedging requirements, the Company designates the derivatives as hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivatives and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portions is temporarily recognized in comprehensive income within stockholder’s equity and is subsequently reclassifies to results at the same time that they are affected by the item being hedge; the ineffective portion is recognized immediately in results of the period.

As previously mentioned, occasionally derivatives contracted as hedges do not qualify for accounting treatment as hedging instruments, and are classified as trading derivatives for accounting purposes. In these cases, the fluctuation in fair value on these derivatives is recognized in the results of the period.

iii) ICA has a policy of contracting derivatives instruments at the project level and not contracting instruments that have margin call or additional credit requirements beyond those authorized by the responsible committees at the time of approval. At December 31, 2014 there has been no default on the contracts.

iv) Based on the interest rate and exchange rate projections recently issued by Banco de México, and assuming these rates are maintained, the Issuer does not expect to suffer any material adverse impact from its derivative positions on its results of operations for the first quarter of 2015 as a result of additional changes in the peso or changes in interest rates since December 31, 2014.

In accordance with your request for this section, we set forth below the derivatives that matured during the quarter.

The following were the effects of derivative transactions as of December 31, 2014:

derivative *mxp thousand*	fair value	income statement	Stockholders ' equity
ICA (Túnel Río Compañía) (FX swap EUR)	773	355	(426)
ICA (FX Swap)	-	-	1,210
ICA (FX Swap)	2,384	1,468	12,284
EMICA (FX Swap)	(23,684)	-	15,759
CICASA (Swap Collar)	1,258	-	236
EMICA (Forward)	395,536	-	132,648
EMICA (Swap)	387,827	-	309,587
EMICA (CCS)	76,730	-	2,877
CICASA (CCS)	(1,854)	-	649
PIADISA (CCS)	7,547	-	7,719
ICAPRIN (CCS)	4,064	-	4,157
AEROINVEST (Swap)	(10,182)	4,242	-
AQSA (Swap)	(244,499)	(36,105)	(12,565)
AEROINVEST (Option)	(44,317)	-	(127,907)
ICAPLAN (Call Spread)	215,521	(67,851)	-
ICAPLAN (ZERO COST EQUITY COLLAR)	25,794	41,106	-
ICA (FX Swap)	(1,016)	-	(996)
ICAPLAN (Opción)	47,927	37,927	-
ICAPLAN (CCS)	3,973	-	11,881
TOTAL	**843,783**	**(18,859)**	**357,114**

v) Table 1 presents the information requested regarding all material instruments that the Issuer currently has outstanding through project companies, including subsidiaries and affiliates.

II. SENSITIVITY ANALYSIS

The derivatives instruments identified in the table above as hedging derivatives were excluded from the sensitivity analysis because they do not show any ineffectiveness.

Sensitivity analysis was developed considering three scenarios: a) 25 bp reduction in interest rates; b) 50 bp reduction in interest rates; and c) 100 bp reduction in interest rates.

In conclusion, on aggregating the potential losses under the different scenarios described above for the position analyzed, the following results obtain:

Compared to balance sheet concepts and revenues, one can appreciate that under no scenario, is the effect more than 5% of assets, liabilities, or shareholders’ equity as of December 31, 2014, as shown below. The threshold of 3% of revenues is not exceeded under any scenario as well.

In virtue of the foregoing, the undersigned respectfully submits to the National Banking and Securities Commission:

FIRST. I have responded on time and in the appropriate manner, and with the authorities granted to me.

SECOND. I have delivered the information required in your Order No. 151-2/76211/2009.

Mexico City, February 27, 2015

________________________________________

Empresas ICA, S.A.B. de C.V.

By: Rodrigo A. Quintana Kawage

Position: Legal Representative